                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    Schedule 13G

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 3)*


                                 Rimage Corporation
                       --------------------------------------
                                  (Name of Issuer)


                            Common Stock, $.01 par value
                       --------------------------------------
                           (Title of Class of Securities)


                                    766721 10 4
                       -------------------------------------
                                   (CUSIP Number)




Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 5 pages

                                    SCHEDULE 13G
                                    ------------


CUSIP NO.      766721 10 4
               ---------------------------------


1.   NAME OF REPORTING PERSON           Richard F. McNamara

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                        S.S. ###-##-####


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [__]
                                                                 (b)  [__]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION                        U.S.A


                    5.   SOLE VOTING POWER                       541,000
       NUMBER OF
        SHARES
     BENEFICIALLY   6.   SHARED VOTING POWER                     250,000
      OWNED BY
        EACH
      REPORTING     7.   SOLE DISPOSITIVE POWER                  569,667*
       PERSON
        WITH
                    8.   SHARED DISPOSITIVE POWER                250,000


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     819,667 (includes 250,000 shares held by a charitable foundation for which Mr. McNamara serves as trustee and for which he disclaims beneficial ownership and 28,667 shares issuable upon exercise of vested options).


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                 [__]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9        26.2%


12.  TYPE OF REPORTING PERSON*                              IN

________
*    Includes 28,667 shares issuable upon exercise of vested options.

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 pages
ITEM 1(a).     Name of Issuer
               --------------

               Rimage Corporation (the "Issuer")



ITEM 1(b).     Address of Issuer's Principal Executive Offices
               -----------------------------------------------

               7725 Washington Avenue South
               Minneapolis, Minnesota 55439


ITEM 2(a).     Name of Person Filing
               ---------------------

               Richard F. McNamara

ITEM 2(b).     Address of Principal Business Office
               ------------------------------------

               7808 Creekridge Circle
               Minneapolis, MN 55439

ITEM 2(c).     Citizenship
               -----------

               U.S.A.



ITEM 2(d).     Title of Class of Securities
               ----------------------------

               Common Stock, $.01 par value



ITEM 2(e)      CUSIP Number
               ------------

               766721 10 4

ITEM 3.        Identification
               --------------

               Not Applicable.

                                                               Page 4 of 5 pages

ITEM 4.   Ownership
          ---------

     (a)  Amount Beneficially Owned                              819,667*+


     (b)  Percent of Class                                       25.6%


     (c)  Number of Shares as to Which Such Person Has:

          (i)   sole power to vote or to direct the vote         541,000

          (ii)  shared power to vote or to direct the vote       250,000

          (iii) sole power to dispose or to direct the
                disposition of                                   569,667*

          (iv)  shared power to dispose or to direct the
                disposition of                                   250,000


ITEM 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

          Not Applicable.


ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

          Not Applicable.


ITEM 7.   Identification and Classification of the Subsidiary Which Acquired
          ------------------------------------------------------------------
          the Security Being Reported on By the Parent Holding Company
          -------------------------------------------------------------

          Not Applicable.


ITEM 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------

          Not Applicable.


ITEM 9.   Notice of Dissolution of Group
          ------------------------------

          Not Applicable.
_________
* Includes 250,000 shares held by a charitable foundation for which Mr. McNamara serves as a trustee and for which he disclaims beneficial ownership.
+    Includes 28,667 shares issuable upon exercise of vested options

                                                               Page 5 of 5 pages
ITEM 10.  Certification
          -------------


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Date: 1/15/98
                                   /s/ Richard F. McNamara
                                   ----------------------------------------
                                   Richard F. McNamara